Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREWERS ALLIANCE
REPORTS THIRD QUARTER 2011 RESULTS

Craft Brewers reports net sales increase of 10 percent for the third quarter of 2011;
Significant net income growth of $0.9 million to $1.2 million

Portland, Ore. (November 14, 2011) – Craft Brewers Alliance, Inc. (“CBA”) (Nasdaq: HOOK), an independent craft brewing company, reported net sales of $40.5 million and net income of $1.2 million for the third quarter ended September 30, 2011 as compared with net sales of $36.7 million and net income of $376,000 for the same quarter a year ago.  We reported $0.07 earnings per share on a fully diluted basis for the third quarter of 2011 as compared with $0.02 per share for the same quarter one year ago.

Significant financial highlights for the quarter ended September 30, 2011 include:

●	Net sales increased $3.8 million, or 10 percent, to $40.5 million compared with the third quarter of 2010
●	Depletion growth for the third quarter of 2011 was nine percent
●	Gross profit percentage increased 790 basis points
●	Sales and marketing expense increased $2.3 million versus last year reflecting investments towards critical growth initiatives.
●	Capital expenditures were $2.9 million as we continued to make strategic investments in systems and infrastructure

“Our primary focus remains on being true to our customers, by delivering the most diverse portfolio of high quality beers and brands in the industry, that provide unique beer experiences for all occasions,” said Terry Michaelson, CBA’s CEO.  “Revenue, depletion and profit growth remain strong and demonstrate the continued success of our strategic marketing and sales initiatives.  While we are pleased with the year-to-date growth, we believe there are further underlying strengths in our brands and strategy that have yet to be realized.  In this ever-evolving market of craft beers, we have positioned ourselves well to generate ongoing sales and profit growth over the long term.”

Operating Results

Net sales for the third quarter ended September 30, 2011 were $40.5 million, an increase of $3.8 million, or 10 percent, from net sales of $36.7 million for the same quarter in 2010. The increase resulted from a combination of factors, including increased shipments to wholesalers, price increases for our beers sold to wholesalers, a decrease in master distributor fees and an increase in revenues earned from our restaurants and pubs following the merger with Kona Brewing Co., Inc. (“KBC Merger”).

Craft Brewers Alliance Reports Third Quarter Results for 2011

Total shipments for the third quarter ended September 30, 2011 were 181,500 barrels, an increase of 16,100 barrels, or 10 percent, from 165,400 barrels for the same quarter of 2010, primarily reflecting the increase in shipments to wholesalers and growth in our contract brewing business.

Cost of sales as a percentage of net sales improved 790 basis points in the third quarter of 2011, reflecting the elimination of costs related to the Kona Brewing alternating proprietorship, improved quality and capacity utilization and an increased selling price for our beers. These favorable factors were partially offset by increased shipping costs due to higher fuel prices in the third quarter of 2011 as compared with the same quarter a year ago.

Selling, general and administrative (“SG&A”) of $10.5 million for the third quarter ended September 30, 2011 increased $2.8 million, or 37 percent, from $7.7 million for the corresponding quarter a year ago.  This increase reflects our investment in critical new selling and marketing initiatives that have led to sales and profit growth.  The overall SG&A increase was also driven by costs related to the operations acquired in the KBC Merger.  We expect that the rate of increase in SG&A spending for the remainder of the year will not be as significant as that seen during the first three quarters.

“Compared to the third quarter of 2010, this quarter’s results benefited from improved quality and efficiency, the ongoing trend of increased volumes and the favorable impact of amending our distribution agreement, in spite of higher transportation costs,” said Mark Moreland, CBA’s CFO.  “Based on the positive brand health and profitability impacts we’ve seen from our sales and marketing investments, we expect to continue to invest in sales and marketing initiatives at per barrel rates similar to those in 2011.”

Cash Flow and Liquidity

Cash provided by operating activities decreased $3.8 million to $5.0 million for the nine-month period ended September 30, 2011 compared with $8.8 million for the same period in 2010 primarily caused by a one-time working capital fluctuation related to our sale of our investment  in Fulton Street Brewery in May 2011.  Capital expenditures for the nine-month periods ended September 30, 2011 and 2010 were $6.6 million and $1.6 million, respectively.  The capital expenditures for 2011  included projects designed to enhance and target the core brand offerings and package variety produced in our breweries, and improve our quality assurance and information technology systems, including continuing investments towards a company-wide demand planning and order management system.  For the full year 2011, we anticipate capital expenditures of approximately $8.0 million to $8.5 million for these projects.

Financial Outlook

We remain confident that our targeted investments into our brands, marketing and sales resources, in conjunction with our innovative, high-quality craft brewing capabilities, will support continued volume and revenue growth while generating improved bottom line results.

We project the following results for the full year 2011:

●	Depletion growth of 5.5% to 6.0%. We expect some moderation in depletion growth in the fourth quarter as a result of pricing actions in key markets.
●	Sales growth in the range of 11% to 12%.
●	Gross margin rate ranging from 30% to 31%.

Craft Brewers Alliance Reports Third Quarter Results for 2011

●	SG&A of $39 to $40 million as a result of our concerted sales and marketing investment initiatives.
●	Earnings per share ranging from $0.49 to $0.51, which includes the $0.34 earnings per share from our gain on sale of Fulton Street Brewery, LLC.
●	Capital expenditures of approximately $8.0 to $8.5 million reflective of investments in capacity, efficiency, quality and cooperage projects to support 2012 growth.

Our initial views of 2012 financial performance reflect the following:

●	Depletion growth in the high single digit percentage to low double digit range reflecting both continued strength of our brands and continued growth of the craft category.
●	Sales growth of approximately 10% to 12%.
●	Gross margin rate approximately 100 basis points lower than 2011, reflecting pressure from grain prices and assuming fuel prices remain relatively consistent with recent levels.
●	SG&A ranging from $42 to $44 million, reflecting continued investment into sales and marketing initiatives.
●	Earnings per share in the range of $0.20 to $0.25.
●	Capital expenditures of approximately $8.5 to $9.5 million, continuing our investments in capacity and efficiency, and quality initiatives.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including the level or effect of increased SG&A expense, the amount of capital spending and the benefits or improvements to be realized from those capital projects, and the increase in sales revenues resulting from reduced distribution fees payable to A-B, are forward-looking statements.  It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements.  Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2010.  Copies of these documents may be found on the Company's website, www.craftbrewers.com, or obtained by contacting the Company or the SEC.

Craft Brewers Alliance Reports Third Quarter Results for 2011

About Craft Brewers Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving one-of-a-kind beers and brands by giving them an opportunity to shine and grow, CBA was joined by Kona Brewing Company in 2010. When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines.  To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981, and those colorful roots are reflected in the brand’s personality to this day.  The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local island brews with spirit, passion and quality.  As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture.

For more information, visit:  www.craftbrewers.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brewers Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrewers.com

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Craft Brewers Alliance, Inc.
Consolidated Statements of Income
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Sales	$43,633	$39,097	$123,442	$108,064
Less excise taxes	3,156	2,379	9,172	6,655
Net sales	40,477	36,718	114,270	101,409
Cost of sales	27,762	28,090	78,869	75,536
Gross profit	12,715	8,628	35,401	25,873
as percentage of net sales	31.4%	23.5%	31.0%	25.5%
Selling, general and administrative expenses	10,530	7,717	30,489	21,467
Merger-related expenses	—	353	—	353
Operating income	2,185	558	4,912	4,053
Interest expense	(205)	(357)	(747)	(1,165)
Gain on sale of Fulton Street Brewery, LLC	—	—	10,398	—
Income from equity investments, interest and other, net	22	338	733	889
Income before income taxes	2,002	539	15,296	3,777
Income tax provision	771	163	5,889	1,458
Net income	$1,231	$376	$9,407	$2,319
Earnings per share:
Basic and diluted earnings per share	$0.07	$0.02	$0.50	$0.14
Weighted average shares outstanding:
Basic	18,843	17,119	18,831	17,093
Diluted	18,935	17,232	18,936	17,153

Total shipments (in barrels):
Core Brands	165,300	159,100	482,000	448,000
Contract Brewing	16,200	6,300	38,500	17,000
Total shipments	181,500	165,400	520,500	465,000

Craft Brewers Alliance, Inc.
Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2011	2010

Current assets:
Cash and cash equivalents	$618	$13
Accounts receivable, net	12,670	13,065
Inventories	10,128	9,065
Deferred income tax asset, net	704	843
Other current assets and income tax receivables	2,494	2,044
Total current assets	26,614	25,030
Property, equipment and leasehold improvements, net	100,597	94,216
Goodwill	12,917	—
Intangible and other non-current assets, net	18,330	19,002
Total assets	$158,458	$138,248

Current liabilities:
Accounts payable	$11,866	$16,564
Accrued salaries, wages and payroll taxes	3,909	2,992
Refundable deposits	7,342	6,361
Other accrued expenses	1,304	1,131
Current portion of long-term debt and capital lease obligations	585	1,550
Total current liabilities	25,006	28,598
Long-term debt and capital lease obligations, net	13,371	17,056
Other long-term liabilities	16,001	9,581
Total common shareholders' equity	104,080	83,013
Total liabilities and common shareholders' equity	$158,458	$138,248

Craft Brewers Alliance, Inc.
Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2011	2010

Cash Flows From Operating Activities:
Net income	$9,407	$2,319
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,375	5,230
Income from equity investments	(691)	(686)
Gain on sale of Fulton Street Brewery, LLC	(10,398)	—
Deferred income taxes	4,905	1,400
Other, including stock-based compensation	334	(4)
Changes in operating assets and liabilities:
Accounts receivable	(1,320)	(1,918)
Inventories	(1,441)	204
Other current assets	739	1,743
Other assets	(382)	25
Accounts payable and other accrued expenses	(2,024)	1,978
Accrued salaries, wages and payroll taxes	(144)	(1,440)
Refundable deposits	637	(99)
Net cash provided by operating activities	4,997	8,752

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(6,637)	(1,611)
Proceeds from sale of property, equipment and leasehold improvements and other	101	102
Proceeds from the sale of Fulton Street Brewery, LLC	15,075	—
Other	—	195
Net cash provided by (used in) investing activities	8,539	(1,314)

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(5,605)	(1,102)
Net repayments under revolving line of credit	(7,500)	(6,400)
Issuance of common stock	23	116
Debt issuance costs	—	(50)
Net cash used in financing activities	(13,082)	(7,436)
Increase in cash and cash equivalents	454	2
Cash and cash equivalents, beginning of period	164	11
Cash and cash equivalents, end of period	$618	$13

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brewers Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Net income	$1,231	$376	$9,407	$2,319
Interest expense	205	357	747	1,165
Income tax provision	771	163	5,889	1,458
Depreciation expense	1,660	1,553	5,131	4,764
Amortization expense	64	89	244	466
Gain on sale of Fulton Street Brewery, LLC	-	-	(10,398)	-
Stock compensation	88	10	337	85
Other charges	-	359	-	393
Adjusted EBITDA	$4,019	$2,907	$11,357	$10,650

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management and because it is frequently used by the investment community to evaluate companies with substantial financial leverage.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.